UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GOLD STANDARD VENTURES CORP.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380738104

(CUSIP Number)

Robert A. Grauman, Esq

Baker & McKenzie LLP

1114 Avenue of the Americas

New York NY 10036

(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104

1.	Names of Reporting Persons. FCMI PARENT CO.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: -0-

	8.	Shared Voting Power 11,591,300

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power: 11,591,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,591,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)

16.4%

14.	Type of Reporting Person

CO

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CUSIP No.380738104

1.	Names of Reporting Persons. ALBERT D. FRIEDBERG.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

CANADA

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 11,591,300

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 11,591,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,591,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)

16.4

14.	Type of Reporting Person

IN

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CUSIP No.380738104

1.	Names of Reporting Persons. NANCY FRIEDBERG FAMILY TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

CANADA

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 33,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 33,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

33,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)

0.05

14.	Type of Reporting Person

OO

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This Amendment No. 1 to the Schedule 13D initially filed on January 3, 2012 is filed by FCMI Parent Co. (“FCMI”), Albert D. Friedberg and the Nancy Friedberg Family Trust (the “Friedberg Trust” and, collectively with FCMI and Mr. Friedberg, the “Filing Persons”), relates to the common stock, no par value per share (the “Common Stock”) of Gold Standard Ventures Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On June 11, 2011, the Issuer filed a registration statement with the Securities and Exchange Commission for a public offering of 10,000,000 share of Common Stock (11,500,000 shares if the over-allotment option is exercised by the underwriters). Pursuant to the Subscription Agreement dated March 1, 2011 between FCMI and the Issuer, FCMI has the right, as long as FCMI beneficially owns at least 10% of the Issuer’s outstanding Common Stock, to participate on a pro rata basis in future equity financings undertaken by the Issuer. For additional information regarding the Subscription Agreement, see Item 4 of the Filing Persons’ original Schedule 13D. Under the Subscription Agreement, FCMI would be entitled to purchase approximately 1,636,000 shares of Common Stock (approximately 1,881,400 shares if the underwriters exercise their over-allotment option in full) from the underwriters at the public offering price. FCMI has informed the Issuer that it proposes to exercise its subscription right to purchase 1,000,000 shares in the offering, but has not formally notified the Issuer pursuant to the Subscription Agreement that it intends to do so and has not entered into a binding agreement for the exercise of such right.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

On the date of this Schedule 13D (Amendment No. 1), the Filing Persons are the beneficial owners of a total of 11,624,300 shares of Common Stock (including 42,500 shares acquired by FCMI subsequent to the filing of the original Schedule 13D), representing 16.4% of the Issuer’s outstanding Common Stock (based on 70,842,331 shares outstanding as of June 11, 2012, as disclosed by the Issuer in its preliminary prospectus included in its registration statement on Form F-10 filed with the Securities and Exchange Commission on June 11, 2012). The number of shares and the percentage of Common Stock beneficially owned by each Filing Person are as follows:

Name	Shares Directly Owned	Percentage Directly Owned	Shares Owned Beneficially	Percentage Owned Beneficially
FCMI	11,591,300	16.4%	11,591,300	16.4%
Albert Friedberg	-0-	0.0%	11,591,300[1]	16.4%[1]
Friedberg Trust	33,000	0.05%	33,000	0.05%

1 Mr. Friedberg may be deemed the beneficial owner of the shares owned by FCMI. He disclaims beneficial ownership of the shares beneficially owned by the Friedberg Trust.

All shares reported as beneficially owned by FCMI and the Friedberg Trust are presently outstanding. Mr. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Common Stock owned by FCMI. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI beneficially own any Common Stock.

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Mrs. Friedberg, as sole Trustee of the Friedberg Trust, may be deemed the beneficial owner of the Common Stock held by the Friedberg Trust. Except for such beneficial ownership in her capacity as sole trustee of the Friedberg Trust, Mrs. Friedberg does not beneficially own any Common stock.

See also Item 4, above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the following information:

In connection with the filing of the Issuer’s registration statement referred to in Item 4, above and at the Issuer’s request, on June 11, 2012 FCMI entered into a letter agreement (the “Lock-Up Agreement”) with Dahlman Rose & Company, LLC, the book-running manager for the offering (the “Representative”). Pursuant to the Lock-Up Agreement, FCMI agreed that, subject to certain exceptions (including exceptions for transfers to controlled entities and certain pledges of the Common Stock), for a period of 30 days from the date of the final prospectus for the offering, FCMI will not, without the prior written consent of the Representative, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any Common Stock or any securities convertible into or exchangeable for Common Stock, and will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Common Stock or any securities convertible into or exchangeable for Common Stock (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequences of ownership of any Common Stock or any securities convertible into or exchangeable for Common Stock.

The foregoing description of the Lock-Up Agreement in this Item 6 is qualified in its entirety by reference to the full text of said agreement, which is filed as an exhibit to this Schedule 13D.

Item 7.	Materials to be Filed as Exhibits

The following documents are incorporated by reference or filed as exhibits to this Schedule 13D (Amendment No. 1):

Exhibit	Agreement
99.3	Lock-Up Letter Agreement dated June 11, 2012 from FCMI Parent Co. to Dahlman Rose & Company, LLC

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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2012

FCMI PARENT CO.

By:	/s/ Henry Fenig
Name: Henry Fenig
Title: Secretary

/s/ Albert D. Friedberg
Name: Albert D. Friedberg

NANCY FRIEDBERG FAMILY TRUST

By:	/s/ Nancy Friedberg
Name: Nancy Friedberg
Title: Trustee